MAYER BROWN

Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711

www.mayerbrown.com

Peter Schultz

Direct Tel (312) 701-8477
Direct Fax (312) 706-8202

pschultz@mayerbrown.com

June 16, 2008

Karen J. Garnett Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	RFMC Global Directional Fund, LP Amendment No. 1 to Registration Statement on Form 10 File No. 000-53118

Dear Ms. Garnett:

On behalf of Ruvane Fund Management Corporation, a registered commodity pool operator and the general partner of RFMC Global Directional Fund, LP (the “Partnership”), I am writing in response to your letter dated May 2, 2008 in which you noted apparent deficiencies in the Amendment No. 1 to the Registration Statement on Form 10 (the “Statement”) for the Partnership filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2008. Your comments are set forth in bold type below with the response to each in normal type. Terms used but not defined herein shall have the meanings ascribed to them in the Statement.

General

1.

Please tell us whether this is a mandatory registration of the outstanding securities under Section 12(g) of the Securities Exchange Act or whether this is a voluntary filing. If this is voluntary, please tell us the purpose of the registration of this class of securities.

This is a voluntary filing. The purpose of the registration is to satisfy one requirement of the publicly-offered securities exception under 29 C.F.R. Section 2510.3-101(b)(2).

2.

Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Ac of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

 We acknowledge your comment.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown LLP
Karen J. Garnett
June 16, 2008
Page 2

3.

Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulation and whether it has been submitted for review to the National Futures Association.

The Fund offers its securities pursuant to a Confidential Offering Memorandum and Disclosure Document that is subject to the disclosure document rules of the Commodity Futures Trading Commission and has been reviewed by the National Futures Association. The Statement is not used to offer securities and so is not subject to these rules and has not been reviewed by the National Futures Association.

4.	We note that you have not included a website. If applicable, please disclose your website address in the registration statement.

 The website address has been provided on page 2 of the Statement.

5.	Please number the pages in your next amendment.

The Statement has been so revised.

Business, page 2

6.

We note you are registering “units” of a limited partnership and that the units themselves are divided into two classes that then comprise different series, each of which pays different amounts of management fees and incentive allocation. It appears that you are, in fact, selling two or more separate classes of securities. Please revise to register separately each class of securities or tell us why you believe it is appropriate to only register units of the limited partnership.

We have revised the Statement on page one to register the two classes of limited partnership units, the Institutional Class and the Investor Class. The only difference between these two Classes is that the Investor Class is charged a 7.00% annual brokerage commission whereas the Investor Class is charged a 4.00% annual brokerage commission. The two Classes share equally in the assets and trading results of the Fund and have the same voting and redemption rights. If the General Partner decides, in effect, to waive all or any portion of the management fees or incentive fees (which is expressly permitted in the Limited Partnership Agreement) for a particular investor in either of the two Classes, a separate Series is set up (or if the investor has a fee arrangement the same as another investor for which a Series has been established, the two investors both hold units of that Series) to reflect that fee arrangement. Because Series are always subsets of one of the two Classes and

Mayer Brown LLP
Karen J. Garnett
June 16, 2008
Page 3

reflect a more specific arrangement, we believe that the Fund should only need to register the two Classes.

7.

We note that you have disclosed generally that management fees and incentive allocations will vary among the different classes and/or series. Please revise the disclosure to describe each class and series of units in much greater detail, including a discussion of whether each class and series will reflect investments in a separate pool of assets or whether all classes and series will represent an investment in the Partnership and whether class and/or series eligibility is subject to minimum investment amounts.

We have revised the Statement on page three to provide that the different Classes and Series will share pro rata in the Fund’s holdings and have similar redemption and minimum investment amounts. We have not stated the particular management fees and incentive allocations charged to each Series as these represent more customized arrangements that the General Partner has established with individual or small groups of investors (in effect the General Partner has waived a portion or all of the management fee or incentive allocation).

8.	Please revise this section to disclose the current holdings in the Partnership’s portfolio.

We have revised the section on page two to discuss the types of instruments in which the Partnership may invest. Because the Partnership’s holdings may change significantly over time (within the parameters of the trading program) we do not believe it would be helpful to list the Partnership’s holdings at any particular time.

Trading Program

Allocation of Capital, page 6

9.

Please disclose whether the trading program will consist only of positions on futures and forward contracts or whether it will also include equity securities, bonds or other instruments. Also, please clarify that the trading program simply guides the trading advisor’s investment decisions on behalf of the Partnership.

The Statement has been so revised on page six.

Organizational and Initial Offering Costs

10.	Please revise to clarify when the General Partner will be obligated to pay the organizational and initial offering expenses. Currently, it is not clear whether this is a one-time payment or a recurring obligation. If these

Mayer Brown LLP
Karen J. Garnett
June 16, 2008
Page 4

 amounts have management already been paid, please revise to the clarify and to disclose the actual amounts.

The Statement has been revised on page ten to state that the General Partner has paid the one-time organizational and initial offering expenses and to disclose the actual amount.

Management of Other Accounts by the Advisor and the General Partner, page 12

11.	Please quantify the number of other accounts managed by the Advisor and its affiliates.

The Statement has been so revised on page ten.

12.

Please provide the name of the other limited partnership for which Ruvane Fund Management Corporation is the general partner and disclose whether the Partnership competes with that fund for positions in the market.

The Statement has been so revised on page twelve.

Risk Factors

13.	Please revise to include risk factors addressing the risks posed to investors by the various conflicts of interests discussed beginning on page 11.

The Statement has been so revised on page 16.

Experience of the General Partner, Reliance on Key Individuals, page 17

14.	Please provide the names of the ‘key individuals’ on which the trading advisor relies.

The Statement has been so revised on page 17.

Limited Partners Will Not Participate in Management, page 18

15.	Please expand this risk factor to describe the particular risks to investors in greater detail.

The Statement has been so revised on page 18.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mayer Brown LLP
Karen J. Garnett
June 16, 2008
Page 5

16.	Please revise to quantify the “substantial” trading profits that are needed to avoid depleting and exhausting your assets from the payment of fees and expenses.

The Statement has been so revised on page 20.

Results of Operation, page 21

17.	Please quantify the profitability/nonprofitability results for the months discussed in the second paragraph.

The Statement has been so revised on page 20.

Security Ownership of Certain Beneficial Owners and Management, page 25

18.	Please revise to disclose the class and series of limited partnership interests held by Hartz Capital Investments, LLC.

The Statement has been so revised on page 24.

Director and Executive Officers, page 25

19.

Please furnish the information required by Item 401 of Regulation S-K for each director and executive officers for the General Partner and Trading Advisor, including age, term of office and business experience for the past five years.

The Statement has been so revised on pages 24 and 25. Only age information for each of the persons has been added, as the biographies already set forth their titles and the periods the person has been with the General Partner or Trading Advisor (in each case, more than the past 5 years).

Financial Statements

Significant Accounting Policies

Cash and Cash Equivalents, page F-8

20.	Please disclose the amount of cash required retained to meet margin requirements

 It is estimated that the percentage of the Partnership’s net assets normally committed as margin for commodity futures contracts will average approximately 15% to 20%, but under certain conditions may be higher or lower. An estimate of the amount of cash required to meet margin requirements will be included in future 10Q and 10K reports for the Partnership.

Mayer Brown LLP
Karen J. Garnett
June 16, 2008
Page 6

Administrative Expenses, page F-11

21.

It appears from your disclosure that you have been amortizing organizational costs over a period of up to 12 months. Please tell us how your accounting policy for organizational costs is consistent with GAAP. Reference is made to paragraph 8.20 of the AICPA’s audit guide for investment companies.

We have determined that out of the $29,633 which is currently disclosed in the statement as organizational costs and initial offering costs, approximately $3,000 is made up of organizational costs. $3,000 represents 0.045% of net assets of $6,639,592 as of 12/31/07. The impact of not expensing such amount is immaterial.  The remaining amount of approximately $26,600 relates to offering costs which are being accounted for consistent with paragraph 8.24 of the AICPA Audit and Accounting Guide, Investment Companies.

I hereby acknowledge on behalf of the Partnership that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

Peter Schultz

Sincerely,

Peter Schultz

cc:	Robert L. Lerner